SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Confluent, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

20717M103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20717M103

1.	Names of Reporting Persons Edward Jay Kreps
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 26,093,305 shares (See Item 4 herein)
	6.	Shared Voting Power 3,000,000 shares (See Item 4 herein)
	7.	Sole Dispositive Power 26,093,305 shares (see Item 4 herein)
	8.	Shared Dispositive Power 3,000,000 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,093,305 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.48% of Common Stock (19.95% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) IN

CUSIP No. 20717M103

1.	Names of Reporting Persons Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (see Item 4 herein)
	6.	Shared Voting Power 83,090 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (see Item 4 herein)
	8.	Shared Dispositive Power 83,090 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 83,090 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.03% of Common Stock (0.07% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 20717M103

1.	Names of Reporting Persons GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 09/26/2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 1,000,000 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (See Item 4 herein)
	8.	Shared Dispositive Power 1,000,000 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.37% of Common Stock (0.85% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 20717M103

1.	Names of Reporting Persons GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 09/26/2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 1,000,000 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (See Item 4 herein)
	8.	Shared Dispositive Power 1,000,000 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.37% of Common Stock (0.85% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 20717M103

1.	Names of Reporting Persons The Parents’ 2019 Grantor Retained Annuity Trust – I under agreement dated September 26, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 275,073 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (See Item 4 herein)
	8.	Shared Dispositive Power 275,073 shares (see Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,073 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.10% of Common Stock (0.24% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 20717M103

1.	Names of Reporting Persons The Parents’ 2019 Grantor Retained Annuity Trust – II under agreement dated September 26, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 275,073 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (See Item 4 herein)
	8.	Shared Dispositive Power 275,073 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 275,073 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.10% of Common Stock (0.24% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 20717M103

1.	Names of Reporting Persons The Siblings’ 2019 Grantor Retained Annuity Trust – I under agreement dated September 26, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 183,382 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (See Item 4 herein)
	8.	Shared Dispositive Power 183,382 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,382 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.07% of Common Stock (0.16% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

CUSIP No. 20717M103

1.	Names of Reporting Persons The Siblings’ 2019 Grantor Retained Annuity Trust – II under agreement dated September 26, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4 herein)
	6.	Shared Voting Power 183,382 shares (See Item 4 herein)
	7.	Sole Dispositive Power 0 (See Item 4 herein)
	8.	Shared Dispositive Power 183,382 shares (See Item 4 herein)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 183,382 shares (See Item 4 herein)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.07% of Common Stock (0.16% of Class A Common Stock)(See Item 4 herein)
12.	Type of Reporting Person (see instructions) OO

Item 1(a).	Name of Issuer: Confluent, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 899 W. Evelyn Avenue, Mountain View, CA 94041

Item 2(a).

Name of Person Filing:

Edward Jay Kreps

Edward J. Kreps and Jamaica H. Kreps 2018 Revocable Trust (“Revocable Trust”)

GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 09/26/2019 (“Irrevocable Trust I”)

GST Exempt Trust under the Kreps Family 2019 Irrevocable Trust under an agreement dated 09/26/2019 (“Irrevocable Trust II”)

The Parents’ 2019 Grantor Retained Annuity Trust – I under agreement dated September 26, 2019 (“Parents 2019 GRAT I”)

The Parents’ 2019 Grantor Retained Annuity Trust – II under agreement dated September 26, 2019 (“Parents 2019 GRAT II”)

The Siblings’ 2019 Grantor Retained Annuity Trust – I under agreement dated September 26, 2019 (“Siblings 2019 GRAT I”)

The Siblings’ 2019 Grantor Retained Annuity Trust – II under agreement dated September 26, 2019 (“Siblings 2019 GRAT II”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: c/o Confluent, Inc. 899 W. Evelyn Avenue Mountain View, CA 94041

Item 2(c).	Citizenship:
	Edward Jay Kreps	US Citizen
	Revocable Trust	California
	Irrevocable Trust I	California
	Irrevocable Trust II	California
	Parents 2019 GRAT I	California
	Parents 2019 GRAT II	California
	Siblings 2019 GRAT I	California
	Siblings 2019 GRAT II	California

Item 2(d).	Title of Class of Securities: Class A Common Stock

Item 2(e).	CUSIP Number: 20717M103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Includes 20,295,000 shares of Class B Common Stock held by Edward Jay Kreps, 83,090 shares of Class B Common Stock held by the Revocable Trust, 1,000,000 shares of Class B Common Stock held by the Irrevocable Trust I, 1,000,000 shares of Class B Common Stock held by the Irrevocable Trust II, 275,073 shares of Class B Common Stock held by the Parents 2019 GRAT I, 275,073 shares of Class B Common Stock held by the Parents 2019 GRAT II, 183,382 shares of Class B Common Stock held by Siblings 2019 GRAT I, 183,382 shares of Class B Common Stock held by Siblings 2019 GRAT II and 5,798,305 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2021. The Class B Common Stock is convertible at the holder’s option into the Issuer’s Class A Common Stock on a 1-for-1 basis. The holders of Class B Common Stock are entitled to ten votes per shares and the holder of Class A Common Stock are entitled to one vote per share.

(b)	Percent of Class:

Based on (i) 116,728,968 shares of the Issuer’s Class A Common Stock issued and outstanding and (ii) 155,072,914 shares of the Issuer’s Class B Common Stock (together with the Class A Common Stock, the “Common Stock”) issued and outstanding, in each case, as of December 31, 2021, and the information set forth in (a) above, Edward Jay Kreps beneficially owned 10.48% of the Issuer’s outstanding Common Stock, representing 16.86% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 19.95% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by Mr. Kreps as converted for purposes of computing this percentage), the Revocable Trust beneficially owned 0.03% of the Issuer’s outstanding Common Stock, representing 0.05% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.07% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Revocable Trust as converted for purposes of computing this percentage), the Irrevocable Trust I beneficially owned 0.37% of the Issuer’s outstanding Common Stock, representing 0.60% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.85% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Irrevocable Trust I as converted for purposes of computing this percentage), the Irrevocable Trust II beneficially owned 0.37% of the Issuer’s outstanding Common Stock, representing 0.60% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.85% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Irrevocable Trust II as converted for purposes of computing this percentage), the Parents 2019 GRAT I beneficially owned 0.10% of the Issuer’s outstanding Common Stock, representing 0.16% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.24% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Parents 2019 GRAT I as converted for purposes of computing this percentage), the Parents 2019 GRAT II beneficially owned 0.10% of the Issuer’s outstanding Common Stock, representing 0.16% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.24% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Parents 2019 GRAT II as converted for purposes of computing this percentage), the Siblings 2019 GRAT I beneficially owned 0.07% of the Issuer’s outstanding Common Stock, representing 0.11% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.16% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Siblings 2019 GRAT I as converted for purposes of computing this percentage), the Siblings 2019 GRAT II beneficially owned 0.07% of the Issuer’s outstanding Common Stock, representing 0.11% of the total voting power of the Issuer’s outstanding Common Stock, and beneficially owned 0.16% of the Issuer’s Class A Common Stock (treating only those shares of Class B Common Stock beneficially owned by the Siblings 2019 GRAT II as converted for purposes of computing this percentage).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Edward Jay Kreps	26,093,305	(1)
Revocable Trust	0
Irrevocable Trust I	0
Irrevocable Trust II	0
Parents 2019 GRAT I	0
Parents 2019 GRAT II	0
Siblings 2019 GRAT I	0
Siblings 2019 GRAT II	0

(ii)	Shared power to vote or to direct the vote:

Edward Jay Kreps	3,000,000
Revocable Trust	83,090
Irrevocable Trust I	1,000,000
Irrevocable Trust II	1,000,000
Parents 2019 GRAT I	275,073
Parents 2019 GRAT II	275,073
Siblings 2019 GRAT I	183,382
Siblings 2019 GRAT II	183,382

(iii)	Sole power to dispose or to direct the disposition of:

Edward Jay Kreps	26,093,305	(1)
Revocable Trust	0
Irrevocable Trust I	0
Irrevocable Trust II	0
Parents 2019 GRAT I	0
Parents 2019 GRAT II	0
Siblings 2019 GRAT I	0
Siblings 2019 GRAT II	0

(iv)	Shared power to dispose or to direct the disposition of:

Edward Jay Kreps	3,000,000
Revocable Trust	83,090
Irrevocable Trust I	1,000,000
Irrevocable Trust II	1,000,000
Parents 2019 GRAT I	275,073
Parents 2019 GRAT II	275,073
Siblings 2019 GRAT I	183,382
Siblings 2019 GRAT II	183,382

(1)	Includes 20,295,000 shares of Class B Common Stock and 5,798,305 shares of Class B Common Stock issuable pursuant to stock options exercisable within 60 days of December 31, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Edward Jay Kreps Edward Jay Kreps

EDWARD J. KREPS AND JAMAICA H. KREPS 2018 REVOCABLE TRUST

/s/ Edward Jay Kreps By: Edward Jay Kreps, Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustee

GST EXEMPT TRUST UNDER THE KREPS FAMILY 2019 IRREVOCABLE TRUST UNDER AN AGREEMENT DATED 09/26/2019

/s/ Edward Jay Kreps
By: Edward Jay Kreps, Trustor, Benefit Trustee and Investment Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustor, Benefit Trustee and Investment Trustee

GST EXEMPT TRUST UNDER THE KREPS FAMILY 2019 IRREVOCABLE TRUST UNDER AN AGREEMENT DATED 09/26/2019

/s/ Edward Jay Kreps
By: Edward Jay Kreps, Trustor, Benefit Trustee and Investment Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustor, Benefit Trustee and Investment Trustee

THE PARENTS’ 2019 GRANTOR RETAINED ANNUITY TRUST – I UNDER AGREEMENT DATED SEPTEMBER 26, 2019

/s/ Edward Jay Kreps
By: Edward Jay Kreps, Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustee

THE PARENTS’ 2019 GRANTOR RETAINED ANNUITY TRUST – II UNDER AGREEMENT DATED SEPTEMBER 26, 2019

/s/ Edward Jay Kreps
By: Edward Jay Kreps, Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustee

THE SIBLINGS’ 2019 GRANTOR RETAINED ANNUITY TRUST – I UNDER AGREEMENT DATED SEPTEMBER 26, 2019

/s/ Edward Jay Kreps
By: Edward Jay Kreps, Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustee

THE SIBLINGS’ 2019 GRANTOR RETAINED ANNUITY TRUST – II UNDER AGREEMENT DATED SEPTEMBER 26, 2019

/s/ Edward Jay Kreps
By: Edward Jay Kreps, Trustee

/s/ Jamaica Hutchins Kreps
By: Jamaica Hutchins Kreps, Trustee

EXHIBITS

A:	Joint Filing Agreement